M2 LAW
PROFESSIONAL CORPORATION

January 11, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn: Letty Lynn

Re:	Red Carpet Entertainment, Inc.
Registration Statement on Form SB-2
File No. 333-139696

Dear Ms. Lynn:

As you know, Red Carpet Entertainment, Inc., a Nevada corporation, (“Company”) filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission (“Commission”) on December 28, 2006. The Company had previously filed a Registration Statement on Form SB-2 with the Commission on January 24, 2006 (File No. 333-131235), which was subsequently withdrawn. The Company filed a marked copy of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form SB-2 with the Commission on January 11, 2007.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in the Commission’s comment letter dated February 17, 2006, and to key those responses to the revisions and additions specified in Amendment No. 1. The Company believes that many of the comments in that comment letter are inapplicable due to the fact that those comments related to the apparel business of Landes Daily, Inc. On June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc., and the Company is no longer operating in the apparel industry. Therefore, for those comments, the Company has specified that the Company believes those comments are not applicable.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in that comment letter.

General

1.
The Company believes that this comment regarding the accounting for the acquisition of Landes Daily, Inc. is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

500 NEWPORT CENTER DRIVE SUITE 800 NEWPORT BEACH CALIFORNIA 92660
TEL: 949 706 1470 FAX: 949 706 1475

Securities and Exchange Commission
Ms. Letty Lynn
January 11, 2007

2.
The Company believes that this comment regarding the accounting for the acquisition of Landes Daily, Inc. is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

3.	The Company has updated its filing to include updated audited financial statements for the year ended December 31, 2005.

4.	The Company has included an updated auditors’ consent, which includes consent for each audit opinion.

5.
The Company believes that this comment regarding the quality of fabrics of Landes Daily, Inc. is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc., and is no longer operating in the apparel business.

Risk Factors, page 5

6.	The Company has revised its disclosure to specify the real risk of the condition described in the risk factors.

7.	The Company has revised its disclosure to delete this risk factor as the Company is no longer operating in the apparel business.

8.	The Company has included a risk factor that specifies the risks associated with the fact that the Company’s articles of incorporation authorize the issuance of 5,000,000 shares of preferred stock.

9.	The Company has included a risk factor that specifies the risks associated with the costs f being a public reporting company in the United States.

10.	The Company has included a risk factor that discusses the common stock’s status as a penny stock and the material risks associated with penny stocks.

We have incurred a net loss since inception and expect to incur net losses…..page 5

11.	The Company has revised its disclosure to specify the quantification with respect to the significant operating and capital expenditures discussed in this risk factor.

Our dependence on independent manufacturers and suppliers of raw materials….page 5

12.
The Company believes that this comment regarding the Company’s dependence on independent manufacturers is not applicable due to the fact that the Company is no longer operating in the apparel business.

Securities and Exchange Commission
Ms. Letty Lynn
January 11, 2007

“The loss of our key management personnel would harm our future development and could impair our ability to succeed,” page 8

13.	The Company believes that this comment regarding the loss of key personal is not applicable due to the fact that the Company is no longer operating in the apparel business.

“Changes in government regulation and supervision could increase our operating costs reducing our ability to operate profitably,” page 8

14.	The Company believes that this comment regarding the changes in government regulation is not applicable due to the fact that the Company is no longer operating in the apparel business.

Our auditors have questioned our ability to continue operations as a “going concern…,” page 8

15.	The Company believes that this comment is not applicable due to the fact that the Company’s auditor has not questioned our ability to continue operations as a “going concern”.

Determination of Offering Price, page 9

16.	The Company has revised its disclosure to disclose the factors used to determine the offering price.

Selling Security Holders, page 9

17.
The Company has revised its disclosure to include a total line at the end of the table and reconcile the amount of the common stock outstanding in the Selling Shareholder table and the Beneficial Owner tables. The Company has also revised the disclosure to specify the amount of common stock outstanding and the date used in order to determine the amounts shown on the table.

18.
The Company has revised the disclosure to identify by footnote the natural person having sole voting and investment control over the securities held by the beneficial owner of Elite Media Assets Limited.

19.	The Company has revised its disclosure to specify how each of these selling shareholders acquired the shares they are selling in this offering.

Plan of Distribution, page 10

20.
The Company has revised its disclosure to specify that to the extent that any successors to the named selling shareholders wish to sell under this prospectus, a prospectus supplement will be filed identifying such successors as selling shareholders.

Securities and Exchange Commission
Ms. Letty Lynn
January 11, 2007

Directors, Executive Officers, Promoters and Control Persons, page 11

21.	The Company has revised its disclosure to specify the directors term of office.

22.	The Company has revised its disclosure to specify the accounting and financial background of the principal accounting and financial officer.

Description of Business, page 14

23.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

24.	The Company has revised its disclosure to specify that the Company is no longer engaged in the event planning business.

25.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Our Business, page 15

26.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

27.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Business Strategy, page 15

28.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Sales and Marketing Strategy, page 15

29.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Securities and Exchange Commission
Ms. Letty Lynn
January 11, 2007

30.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

31.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

32.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

33.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Suppliers, page 16

34.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

35.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Manufacturing, page 16

36.	The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business.

Competition, page 16

37.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

38.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Securities and Exchange Commission
Ms. Letty Lynn
January 11, 2007
Page 6of 8

Government Regulation and Supervision, page 17

39.	The Company has revised its disclosure to specify that the Company does not believe it has been affected by any of the rules and regulations mentioned in this section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

40.
The Company believes that this comment is not applicable due to the fact that the Company is no longer operating in the apparel business. The Company has revised this disclosure with respect to the Company’s current business.

Our Plan of Operation for the Next Twelve Months, page 19

41.	The Company has revised its disclosure to discuss its plan of operation for the next twelve months.

42.	The Company has revised its disclosure to specify that the Company is not currently conducting any research and development activities other than the development of its website.

Off Balance Sheet Transactions, page 20

43.
The Company believes that this comment is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

Related party transactions, page 21

44.
The Company has revised its disclosure to specify that it believes each reported transaction and relationship is on terms that are at least as fair to the Company as it would expect to negotiate with third parties.

45.
The Company believes that this comment is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

46.	The Company has revised its disclosure to specify that there are no written agreements for the transactions disclosed in this section.

47.
The Company believes that this comment is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

Securities and Exchange Commission
Ms. Letty Lynn
January 11, 2007

Reports to Security Holders, page 22

48.	The Company has revised its disclosure to update the address of the Commission’s public reference room.

September 30, 2005 Financial Statements

Note 1 - Business Description and Significant Accounting Policies, page 29

Business Description, page 29

49.	The Company has revised its financial statements to specify the business of the Company.

Recognition of Revenues and Cost of Goods Sold, page 30

50.
The Company believes that this comment is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

Note 7 - Related Party Transactions, page 32

51.
The Company believes that this comment is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

December 31, 2004 Financial Statements of Red Carpet Entertainment, Inc. and Landes Daily, Inc.

Independent Auditors’ Reports, pages 36 and 46

52.	The Company’s audit report specifies that the audit was conducted in accordance with the “standards of the Public Company Accounting Oversight Board”.

53.
The Company believes that this comment is not applicable due to the fact that on June 6, 2006, the Company agreed to rescind the stock purchase agreement pursuant to which the Company acquired Landes Daily, Inc.

Legal Matters, page 54

54.	The Company has revised its disclosure to specify that the shares being registered are being resold by the selling shareholders rather than an offering by the registrant.

Securities and Exchange Commission
Ms. Letty Lynn
January 11, 2007

Legal Opinion

55.	The Company’s legal counsel has changed from the filing of the prior registration statement in January 2006, and, therefore, this comment is not applicable.

Undertakings, page 57

56.	The Company has revised its undertakings disclosure to the current language contained in Item 512 of Regulation S-B.

Hopefully, this response letter adequately addresses the issues raised in the Commission’s comment letter dated February 17, 2006. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (949) 706-1470. Thank you.

Sincerely,

M2 Law Professional Corporation

/s/ Michael J. Muellerleile
Michael J. Muellerleile